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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. )


                             BARNEYS NEW YORK, INC.

                                (Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE                        890333-10-7
(Title of Class of Securities)                               (CUSIP Number)

                              TED S. WAKSMAN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
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(Name, Address and telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 MARCH 23, 2000
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                  Note.Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


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NY2:\881155\03\21645.0001

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
-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 2
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 ALLEN I. QUESTROM
                          S.S. OR I.R.S. IDENTIFICATION NO.                        NOT APPLICABLE
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                                          OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               United States
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                      0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                              804,458
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                                 0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                         804,458
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                    804,458
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          5.8%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      IN
----------------------    -------------------------------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.         Security and Issuer.
                -------------------

         The title and class of equity security to which this Statement on
Schedule 13D relates is the common stock, par value $0.01 per share ("Common Stock"), of Barneys New York, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 575 Fifth Avenue, New York, New York 10017.

Item 2.         Identity and Background.
                -----------------------

         This statement is being filed by Allen I. Questrom (the "Reporting Person" or "Mr. Questrom"), for and on behalf of himself. The business address of Mr. Questrom is Barneys New York, Inc., 575 Fifth Avenue, New York, New York 10017. Mr. Questrom is the Chairman of the Board of Directors, President and Chief Executive Officer of the Company. The Company is a leading upscale retailer of men's and women's apparel and accessories and items for the home. The address of the Company is 575 Fifth Avenue, New York, New York 10017. Mr. Questrom is a citizen of the United States of America.

         During the last five years the Reporting Person has not been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.
                -------------------------------------------------

         The response to Item 4 hereof is incorporated herein by reference.

Item 4.         Purpose of Transaction.
                ----------------------

         Pursuant to an employment agreement effective as of May 5, 1999 and dated February 1, 2000, between the Company and Mr. Questrom, Mr. Questrom has been granted options (the "Options") to purchase up to 15% of the outstanding shares of the Company's Common Stock, which will vest over the term of his employment. A portion of the salary and bonus payable to Mr. Questrom, up to a specified amount, will be retained by the Company to pay for the grant of a portion of such Options. Pursuant to the terms of his employment agreement, Mr. Questrom is entitled to antidilution protection pursuant to which he will receive additional Options upon certain equity issuances by the Company. None of the Options have been exercised as of March 23, 2000.

         Pursuant to a stockholders agreement dated as of February 1, 2000, Bay Harbour Management L.C. ("Bay Harbour"), Whippoorwill Associates, Inc. ("Whippoorwill") and Mr. Questrom have agreed to provide each other certain co-sale rights in connection with any sales of their Common Stock. Mr. Questrom also agreed to vote half of his shares as directed by Bay Harbour and half as directed by Whippoorwill.

         The Reporting Person acquired the Options for investment purposes. The Reporting Person may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. Although the foregoing represents the range of activities


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presently contemplated by the Reporting Person with respect to the Company, it should be noted that the possible activities of the Reporting Person are subject to change at any time.

         The Reporting Person is the Chairman of the Board of Directors, President and Chief Executive Officer of the Company and, accordingly, will be in a position to influence the operations and activities of the Company.

         Except as set forth above, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.
                ------------------------------------

           (a) As of March 23, 2000, the Reporting Person beneficially owned 804,458 shares of Common Stock, representing approximately 5.8% of the outstanding shares of Common Stock.

           (b) The responses of the Reporting Person to (i) Rows (7) through (10) of the cover pages of this statement on
                     Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) Except for the transaction described in Item 4 hereof, the Reporting Person has not effected any transactions in the Common Stock of the Company during the past 60 days.

           (d), (e):  Not Applicable

Item 6.         Contracts, Arrangements, Understandings or Relationships With
                -------------------------------------------------------------
                Respect to Securities of the Issuer.
                ------------------------------------

         On February 1, 2000, Mr. Questrom entered into a Registration Rights Agreement with the Company (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, Mr. Questrom may make a written request of the Company for registration with the Securities and Exchange Commission under and in accordance with the provisions of the Securities Act of 1933, as amended (the "Securities Act"), of all or part of his registrable securities, which include the Common Stock (a "Demand Registration"). The Company shall only be required to file a registration statement in connection with such Demand Registration after the later of (x) six months after the consummation of an initial public offering of shares of Common Stock under the Securities Act and
(y) 12 months after a registration statement filed under the Securities Exchange Act of 1934, as amended, in respect of shares of Common Stock shall have been declared effective. Mr. Questrom shall be entitled to two (2) Demand Registrations and unlimited piggyback registration rights.

         In addition, the response to Item 4 hereof is incorporated herein by reference.


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Item 7.         Materials to be Filed as Exhibits.
                ---------------------------------

Exhibit 1 Registration Rights Agreement, dated as of February 1, 2000, by and between Barneys New York, Inc. and Allen Questrom.

Exhibit 2 Stockholders Agreement, dated as of February 1, 2000, among Bay Harbour Management L.C., Whippoorwill Associates, Inc. and Allen Questrom.

Exhibit 3      Employment Agreement between Barneys New York, Inc. and Allen
               I. Questrom effective as of May 5, 1999 and dated February 1,
               2000.


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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2000

                                                           /s/ Allen I. Questrom
                                                           ---------------------
                                                               Allen I. Questrom



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                                  EXHIBIT INDEX
                                  -------------

Exhibit No.        Description
-----------        -----------

Exhibit 1 Registration Rights Agreement, dated as of February 1, 2000, by and between Barneys New York, Inc. and Allen Questrom.

Exhibit 2 Stockholders Agreement, dated as of February 1, 2000, among Bay Harbour Management L.C., Whippoorwill Associates, Inc. and Allen Questrom.

Exhibit 3      Employment Agreement between Barneys New York, Inc. and Allen
               I. Questrom effective as of May 5, 1999 and dated February 1,
               2000.



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